SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

News Release

April 11, 2006 at 06.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso successfully priced its USD 10-year and USD 30-year bond offering

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso Oyj priced yesterday the offering of additional notes due 2016 (the “additional notes”) and new 30-year notes (the “longer dated notes”) due 2036. The offering follows an extensive roadshow in relation to the Exchange Offer launched on 14 March that was successfully priced on 6 April.

The maturity of the USD 207 938 000 additional 10-year notes is 15 April 2016 and fully fungible with the recently priced new notes from the Exchange Offer. As a result, the additional notes and the new notes will have an aggregate principal amount of USD 507 928 000. The issue was priced at US Treasuries + 150 bps and pays a coupon of 6.404%.

The maturity of the USD 300 000 000 30-year notes is 15 April 2036. The issue was priced at US Treasuries + 220 bps and pays a coupon of 7.250%.

The proceeds of the offering will be used to repay short-term debt and for general corporate purposes.

The additional 6.404% notes and the 7.250% notes due 2036 have not been and will not be registered with the US Securities and Exchange Commission under the US Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act. Restrictions may apply in other jurisdictions, see the Offering Memorandum dated 10 April 2006 for details.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/debt

Stora Enso is an integrated paper, packaging, and forest products company, producing publication and fine paper, packaging board, and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm, and New York.

Stora Enso Oyj
Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel